Exhibit 99.1

Brookfield Residential Properties Inc.

REPORT ON VOTING RESULTS

Annual Meeting of Shareholders

May 1, 2014

National Instrument 51-102 – Section 11.3 (Canada)

The Annual Meeting of Shareholders of Brookfield Residential Properties Inc. (the “Corporation”) was held on Thursday May 1, 2014 at 11:00 a.m. local time at the Hilton McLean Tysons Corner, 7920 Jones Branch Drive, McLean, Virginia, United States. At this meeting, there were 101 shareholders represented in person or by proxy holding 102,952,756 of the Corporation’s Common Shares (the “Common Shares”), representing 86.49% of the Corporation’s 119,031,812 issued and outstanding Common Shares as at the record date for the meeting.

The following is a summary of the votes cast by holders of the Common Shares represented at this meeting.

Election of Directors

All of the eight nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at the meeting. As indicated below, each director elected at the meeting received a majority of the proxy votes cast for and withheld from voting for such director.

Management received the following proxies from holders of Common Shares in regard to the election of the eight directors nominated for election:

Class	Director	Votes For	Proxy %	Votes Withheld	Proxy %
Common Shares	Bruce T. Lehman	102,753,867	99.89	116,880	0.11
	Patricia M. Newson	102,834,557	99.96	36,190	0.04
	Alan Norris	102,863,640	99.99	7,107	0.01
	Allan S. Olson	102,863,095	99.99	7,652	0.01
	Timothy R. Price	102,863,140	99.99	7,607	0.01
	David M. Sherman	102,863,065	99.99	7,682	0.01
	Robert L. Stelzl	102,862,502	99.99	8,245	0.01
	Michael D. Young	102,753,341	99.89	117,406	0.11

Appointment of Auditor

The resolution to appoint Deloitte LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the required majority of the holders of Common Shares.

Management received the following proxies from the holders of Common Shares on this resolution:

Class	Outcome	Votes For	Proxy %	Votes Withheld	Proxy%
Common Shares	Passed	102,936,120	99.99	7,238	0.01

Advisory Resolution on Executive Compensation

The advisory resolution on the Corporation’s approach to executive compensation described in the Management Information Circular was approved by the majority of the holders of Common Shares.

Management received the following proxies from the holders of Common Shares on this resolution:

Class	Outcome	Votes For	Proxy %	Votes Against	Proxy %
Common Shares	Passed	100,093,650	97.30	2,777,097	2.70

Other Business

There were no other matters coming before the meeting that required a vote by the holders of Common Shares.

Brookfield Residential Properties Inc.

/s/ “Shane D. Pearson”
Shane D. Pearson
Executive Vice President, Corporate Counsel and Secretary

Date: May 6, 2014